

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2013

Via E-mail
Jan F. Salit
Chief Executive Officer and President
PMC Commercial Trust
17950 Preston Road, Suite 600
Dallas, TX 75252

> **Re:** **PMC Commercial Trust**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 11, 2013**
> **File No. 333-190934**

Dear Mr. Salit:

We have reviewed Amendment No.1 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 3 of our letter dated September 27, 2013, and continue to note that you intend to issue convertible preferred shares to CIM REIT and affiliates. We reissue our comment as it is not clear how you can register the conversion of the preferred shares when you do not have a sufficient number of common shares currently authorized. Please provide a more detailed legal analysis regarding how the preferred shares and the common shares to be issued upon conversion will be duly authorized and validly issued in light of the fact that you currently do not have sufficient authorized shares. As part of your analysis, please explain how you can register shares that are not currently authorized and how counsel will be able to opine on the legality of the preferred shares as well as the underlying common shares.

2.   We note your response to comment 4 of our letter dated September 27, 2013. We reissue our comment. We note that your shareholders are voting on the share issuance proposal to approve the issuance of common shares and preferred shares pursuant to the merger agreement as well as to vote, through a non-binding advisory vote, on the merger-related compensation proposal. Please provide a more detailed legal analysis as to how you determined that your shareholders did not need to approve the agreement and plan of merger.

3.   We note your response to comment 5 of our letter dated September 27, 2013. We note that the Smith Travel Research Inc. report was commissioned by CIM. Please tell us why this is not expertized disclosure requiring a consent as per Rule 436. Refer to Securities Act Sections Compliance and Disclosure Interpretation 141.02. Alternatively, please file their consent as an exhibit.

Interests of PMC Commercial … page 18

4.   We note your response to comment 11 of our letter dated September 27, 2013. Please revise your disclosure on page 18 to briefly explain or quantify the certain benefits to be provided to Messrs. Salit and Berlin as well as the continued employee benefits for Messrs. Salit and Berlin.

Estimated Transactions Fees, page 18

5.   We note your response to comment 10 of our letter dated September 27, 2013. Please provide a more detailed breakdown of the fees incurred to date and the fees to be incurred upon consummation of the Merger.

Unaudited Pro Forma Condensed Combined Financial Statements, page 25

Note 3: Preliminary Purchase Accounting Allocation, page 31

6.   We note your response to comment 13 of our letter dated September 27, 2013 and your revised purchase price allocation. Your disclosure indicates that the purchase price is based on the amount of PMC Commercial shares outstanding and the per share price of those shares. You also indicate that there are two components of the purchase price: the special dividend and the residual value of the share consideration. Please explain these two components to us in more detail and clarify how the special dividend impacts the purchase price. Also, tell us how you considered the dividend liability of PMC in the purchase price allocation.

7.   We note that you adjust for $6 million of transaction costs to be incurred by the acquiree when calculating net book value of PMC's net assets at June 30, 2013. Please clarify your basis for this adjustment and tell us if these costs are the same transaction costs

discussed in footnote (C). In footnote (C), you state that those costs will be paid out in cash or accrued by CIM Urban.

8.   We note that your purchase price allocation results in a bargain purchase gain. Please confirm to us that you have reassessed whether you have correctly identified all of the assets acquired and all of the liabilities assumed and that you have properly measured the consideration transferred. Please address why you believe that it is reasonable that this transaction would result in a bargain purchase gain. See ASC 805-30-25-4 for reference.

Note 4: Reclassification and Pro Forma Adjustments (I), page 32

9.   We note that you recorded the issuance of preferred stock. Please provide us with your analysis of how you determined the appropriate accounting treatment for this preferred stock; address your consideration of the conversion feature in your response.

Note 4: Reclassification and Pro Forma Adjustments (J), page 33

10.   We have reviewed your response to comment 19 of our letter dated September 27, 2013 and note that you have recorded the value of the noncontrolling interest based on the par value of the shares. Please tell us your basis in GAAP for utilizing the par value as the fair value of the shares.

Note 4: Reclassification and Pro Forma Adjustments (N), page 33

11.   We note that on page 33 you included an adjustment for incremental compensation expense that is based on the per share price of $8.78 on October 8, 2013 less the Special Dividend of $5.50 per share. Please clarify your basis for using a value of $3.28 per share to value these awards; explain why you believe it is appropriate to adjust the per share price of the PMC shares in your valuation.

Risk Factors, page 38

In connection with the proposed Merger …, page 42

12.   We note your statement that the "allegations in the complaint are without merit." We note that this appears to be a legal conclusion that you are not qualified to make. Please provide an opinion of counsel upon which you are relying or remove this statement. Please make similar revisions throughout your registration statement as appropriate, including page 88.

PMC Commercial and CIM Urban face other risks, page 60

13.   We note your response to comment 22 of our letter dated September 27, 2013. We note your statement that "PMC Commercial and CIM Urban will face various other risks."

Please remove this statement and clarify that all material risks are disclosed or incorporated by reference.

The Merger, page 66

14.   We note your response to comment 23 of our letter dated September 27, 2013. We continue to believe that you should revise to identify the third party that summarized the results of its due diligence report. Please revise accordingly.

Transactional Services, page 107

15.   We note your response to comment 28 of our letter dated September 27, 2013. Please revise your disclosure to state whether you intend to hire third parties to operate your business or whether you intend to rely primarily on affiliates. To the extent you intend to use affiliates to operate your business, please disclose the amounts you will pay to affiliates for providing these services. In addition, please revise to quantify the "certain agreed limits" referenced on the top of page 108.

Term, page 109

16.   We note your disclosure that "removal of [the manager] will not, in and of itself, affect the rights of the Manager under the Master Services Agreement." Please clarify the rights that the manager will retain under the agreement and add a risk factor to address this risk, as applicable.

Investment Management Agreement, page 160

17.   We note your response to comment 27 of our letter dated September 27, 2013. Please expand your disclosure in this section to disclose the role of your advisor after the merger.

C IM Urban's Management's Discussion and Analysis, page 163

18.   We note your response to comments 35 and 36 of our letter dated September 27, 2013. Please revise your disclosure in this section regarding new rents, tenant improvement costs and leasing commissions to provide information with respect to both new rents on second generation leases and renewed leases.

Results of Operations, page 166

19.   We note your response to comment 38 of our letter dated September 27, 2013. Please provide more detailed disclosure regarding the role CIM's board has in determining the ultimate property valuations.

Draft Tax Opinion 8.1

20.   Please revise the disclosure in the "Material U.S. Federal Income Tax Consequences" section to state the relevant disclosure is the opinion of Locke Lord and likewise revise the opinion to state the disclosure in the registration statement is the opinion of counsel.

Draft Tax Opinion 8.2

21.   Please have counsel revise the last paragraph to clarify that shareholders may rely on the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or Jennifer Gowetski at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jessica Barberich

Jessica Barberich
Assistant Chief Accountant

cc: John B. McKnight, Esq. (*via e-mail*)